THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us
EMAIL: brian@vancelaw.us

June 20, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:      PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014
File No. 000-54988

Dear Ms. McHale:

PSM Holdings, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated June 2, 2014 (the “Comment Letter”), regarding the Commission's review of the Company’s revised Preliminary Proxy Statement on Schedule 14A, Form 10-K for the year ended June 30, 2013, and the Form 10-Q for the period ended March 31, 2014. The Comment Letter requested that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. Per discussions with the Staff, the response period was extended to June 20, 2014, and, pursuant to discussions with Erin Purnell, the Company respectfully requests an additional extension until July 3, 2014 to respond to the Comment Letter. The reason for the request for extension is that many of the comments required proposed disclosure in future filings which has required an evaluation of the method by which the disclosures will be made. In addition, with the end of the Company’s fiscal year approaching on June 30, 2014, the Company's accounting personnel have been required for competing matters. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than July 3, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (801) 446-8802. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Brian Mark Higley